# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crisp Momentum Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1700 PALM BEACH LAKES BLVD, SUITE 820, WEST PALM BEACH, Florida (FL), 33401
Date of event which requires filing of this statement: 11/07/2025
Amends the filing with accession number 0001641172-25-020570
Filed by CIK 0002075957
Persons authorized to receive notices and communications: Norman Hansen, 32 rue Saint Antoine, Paris, France (I0), 75004, 33758355682

## Reporting persons
- Jakota Games & Reels SAS (CIK 0002075957): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 244,295,648; sole dispositive power 0; shared dispositive power 244,295,648; aggregate amount beneficially owned 244,295,648 (11.92% of the class)
  Comment: The percentage in #11 is based on 2,049,621,210 shares of common stock outstanding, pursuant to a representation by the Issuer in that certain Stock Purchase Agreement dated September 5, 2025.
- Norman Hansen (CIK 0002078140): type of reporting person: individual (IN); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 244,295,648; shared voting power 0; sole dispositive power 244,295,648; shared dispositive power 0; aggregate amount beneficially owned 244,295,648 (11.92% of the class)
  Comment: The percentage in #11 is based on 2,049,621,210 shares of common stock outstanding, pursuant to a representation by the Issuer in that certain Stock Purchase Agreement dated September 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Crisp Momentum Inc.
Address of issuer's principal executive offices: 1700 PALM BEACH LAKES BLVD, SUITE 820, WEST PALM BEACH, Florida (FL), 33401
Comment: The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) is amended and restated as follows: The following disclosure is based on 2,049,621,210 shares of common stock outstanding, pursuant to a representation by the Issuer in that certain Stock Purchase Agreement dated September 5, 2025. Mr. Hansen is the 100% owner of JGR. JGR is the direct beneficial owner of the 244,295,648shares of common stock of the Issuer. Therefore, as of the date of this Schedule 13D, Mr. Hansen may be deemed to be the beneficial owner of 244,295,648shares of common stock, representing approximately 11.92% of the issued and outstanding shares of common stock of the Issuer. Mr. Hansen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
Transactions in the class effected during the past sixty days: Item 5(c) is amended to include the following: On November 7, 2025, Jakota Games & Reels SAS entered into an agreement with a non-affiliated third party, agreeing to the sale of an aggregate of 151,311,293 shares of the Issuer's common stock for the purchase price of EUR 25,430,889, or EUR 0.1680 per share (equivalent to approximately USD $29,444,500, or USD $0.1944 per share.

## Signatures
- Jakota Games & Reels SAS: /s/ Norman Hansen, Norman Hansen (11/12/2025)
- Norman Hansen: /s/ Norman Hansen, Norman Hansen (11/12/2025)